UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
4TH QTR2020



TIMB LISTED **NYSE**

TIMS **B3** LISTED NM **ISE** B3

BE PART OF A WORLD
OF **POSSIBILIDADES.**
TIM NETWORK.
YOU CAN COUNT ON US.

4G WIDEST AND BEST COVERAGE **4.5G** **5G** DSS

TIM
Imagine as possibilidades

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed below.

Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal and administrative services connected to M&A projects (+27.2 million in 4Q20), legal services connected to the PIS/COFINS court decision (+R$ 4.4 million in 3Q19 and +R$ 3.5 million in 2Q19), revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 11.2 million in 3Q19 and +R$ 221.8 million in 2Q19) and contractual losses (+R$ 22.4 million in 3Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20, +R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

Highlights

Consistent Evolution in a Challenging Year

Delivering growth in a tough macro scenario...

R$ 16.7 bln

(+0.4% YoY)

of net service revenues in 2020

Net Service Revenues
(YoY)



1.7%
-3.4%
1.3%
1.9%
1Q20
2Q20
3Q20
4Q20

... and ensuring cash flow generation

EBITDA - Capex
(R$ mln)



4,261
258
+3.2%
-38
+1.0%
+5.2%
4,480
2019
EBITDA[1]
CAPEX
2020
% Net Revenues
24.5%
25.9%

EBITDA – Capex on revenues overcame the 2022 guidance

ARPU growth in all segments

+27.9% YoY of TIM Live net revenues in 2020

Right to 1.4% of C6 equity stake[2]

48.5% of EBITDA[1] margin
2022 target delivered in 2020

Widest 4G coverage and best experience and availability[3]

300+ cities active under the network sharing agreement

Signing of Oi's mobile assets purchase agreement

Creation of the Board of Directors ESG committee

Bad debt back on track
2.3% of gross revenues
(-0.7 p.p. YoY)

1) EBITDA normalized for the effects detailed in slide 2; 2) The right to exercise Subscription Bonuses equivalent to an indirect stake of approx. 1.4% of C6's share capital; 3) Opensignal.

Financial Evolution

Well Managed Execution Allowing a Consistent Revenue Recovery During 2H20



Net Service Revenues
(R$ mln)
16,597
67
1.7%
2 weeks of COVID impact
-137
-3.4%
55
1.3%
83
1.9%
Recovering revenue dynamics
+0.4%
16,665
2019
1Q20
2Q20
3Q20
4Q20
2020
MSR YoY:
+1.2%
-4.2%
+0.4%
+1.5%

Flat MSR and TIM Live growth (+27.9% YoY) were the recovery drivers for net services revenues in 2020.



ARPU
(R$/mo)
From Volume to Value
Total Mobile
23.7
+4.9%
24.9
2019
2020
TIM Live
80.9
+7.8%
87.2
2019
2020
Human Postpaid[1]
44.1
+3.4%
45.6
2019
2020
Prepaid
12.0
+4.9%
12.6
2019
2020

1) Postpaid ex-M2M.

Focus on Value and CEX Continue Driving Revenue Recovery and Churn Rate Reduction

Transforming segments' value proposition with an innovative approach


BLACK FAMÍLIA
TIM CONCIERGE
NETFLIX | HBO GO
100GB

26% mix of TIM Black Família on consumer pure postpaid base

First entertainment marketplace in the market

Leveraging B2B's (Top clients) momentum to provide data mobility solutions for important segments (e.g. distance learning)

Gamification to engage recurrence on recharge and digital channels usage


TIM PRE TOP
TIM
TIM+ VANTAGENS

Customer management and service quality focus were key to drive strong churn decline and revenues growth recovery

Postpaid Revenues
(% YoY)


2.8%
-1.1%
2.1%
3.6%
1Q20
2Q20
3Q20
4Q20

Human Postpaid Monthly Churn Rate


-1.0 p.p.
3.6%
3.2%
2.9%
2.9%
2.6%
4Q19
1Q20
2Q20
3Q20
4Q20

2022 guidance delivered

Recharge Sell-Out per Business day
(R$ mln)


2019 avg.
4Q19
1Q20
2Q20
3Q20
4Q20

Although slightly below 2019 levels, V-shape recovery of recharge sell-out was a combination of better rechargers and spending

Prepaid Net Adds
('000)


181
4Q19
1Q20
2Q20
3Q20
4Q20

Improvement in acquisition already reflecting the in net adds evolution

Solid Levers for Growth, Asserting Continuous High-Level Performance

COVERAGE EXPANSION

FTTH Home Passed
(mln of households)


+42.6%
2,276
3,244
4Q19
4Q20

2020 target met, despite pandemic outbreak

27 FTTH cities + 7 administrative regions in DF



+3 new administrative regions in DF in 4Q

Expansion in 3 clusters (2 new) in 2020

BETTER VALUE PROPOSITION

Customer Base Mix


≥100mbps
<100 mbps
32%
68%
48%
52%
4Q19
4Q20

Portfolio strategy showing its value: Naked UBB + OTT friendly approach


ESTADÃO
ULTRAFIBRA
MELHORES
SERVIÇOS
2020

5x award-winning: Estadão Best Services

Customer Base
('000)

+4.6 p.p. above total market[1]


+14.0%
566
645
4Q19
4Q20

Net Revenues
(R$ mln)

60% of fixed revenues


+25.0%
137
144
148
164
172
4Q19
1Q20
2Q20
3Q20
4Q20

+27.9% YoY accumulated in 2020

ARPU
(R$/mo)


+8.2%
83.8
90.7
4Q19
4Q20

1) Comparing to market YoY results as of Dec/20 (Anatel).

Beyond the Core Ecosystem: Pioneer Initiatives to Contribute to Growth in the Next 2-3 Years

FINANCIAL SERVICES


C6 Open Accounts
(accumulated)
>1.1 mln
Jul-20
Sep-20
Nov-20

1.4% First equity stake[1]

- → **Customer acquisition revenue booked from 4Q20**: acceleration with greater base maturity
- → Partnership signed: Telcos + Central bank to **integrate PIX and prepaid recharge wallet and invoice payments**
  - **TIM is #1 in invoice payments by PIX**

MOBILE ADVERTISING & BASE MONETIZATION

TIM Ads[2]

12+ mln opt-ins to third parties' content and ads in 3 months

450 mln visits

125 mln video ad views

Informa TIM[3]

1.8 mln addressable users

~50% of active users engaged with 15+ min videos

Partnerships

Accenture: Rollout state of the art customer segmentation platform for targeted ads — *Q1e rollout*

Play2Pay: Signing with a global reference for mobile gaming reward platform – "the more you play, the more gigas you get" — *Q2e rollout*

Juvo: Signing with a US-based company working on financial identity as a service - FiDaaS: credit scoring and identity check for adults with no formal credit history — *Q1e rollout*

Quod: Already bearings fruits – **first contract signed with a large financial institution**

IoT VERTICALS

4.0 industry — *New!*

5G-ready new projects with leading international mining and industrial players to provide coverage and productivity improvement solutions

Smart Cities — *New!*

Launch of the **first smart lighting solution to Brazilian market** in partnership with M2M Telemetria

Connected car

New MVNO (Cubic Telecom) with proved telemetry solution to European automakers: **cross-selling opportunity for B2C services**

Much more partnerships and new opportunities for growth to come in 2021

1) The right to exercise Subscription Bonuses equivalent to an indirect stake of approx. 1.4% of C6's share capital; 2) TIM Ads: Advertising platform for all TIM's customers; 3) Informa TIM: Gamification ads platform for prepaid customers.

Network Smart Strategy: The Widest 4G Coverage and the Best Experience, Despite the Current Spectrum Gap

Widest Coverage + Smart Spectrum Management + New Technologies = Best Mobile Experience

Urban Population Coverage (%)

Widest 4G coverage

4G	700 MHz
95%	92%
3.9k cities (+12% YoY)	3.3k cities (+42% YoY)

2020 Mobile Data Traffic

88% (4G / 2G/3G)

Exceeded 4G data traffic mix planned for 2020

Refarming	VoLTE
78%	94%
2.6k cities (+2% YoY)	3.9k cities (+13% YoY)

Best 4G coverage experience and availability in Brazil by Opensignal[1]

Additional improvement ahead

M-MIMO 200 cities

NB-IoT	4.5G
94%	73%
3.5k cities (+5% YoY)	1.4k cities (+27% YoY)

1st 4.5G coverage leadership in PR/SC and NE[2]

Fiber Transport Network Supporting Mobile Evolution



FTTCity
(# of cities)
821
+22%
1,001
4Q19
4Q20
>1k cities milestone for FTTCity
Backbone + Backhaul
('000 km)
101
+7%
108
4Q19
4Q20

TAC[1] at Strong Pace



2021 commitment delivered
496 cities by Jun-22
96%
700MHz
47 cities by Jun-21
79%
FTTCity
75 cities by Jun-21
37%
4G

1) Mobile Network Experience Report as of July, 2020; 2) NE (Anatel area 10): AL, PE, PB, RN, CE e PI.

Technological Transformation to Build New Capabilities and Address Present Challenges

5G DSS (DYNAMIC SPECTRUM SHARING)

- ✓ Expanding **5G DSS coverage for +12 cities by Mar/2021**

NETWORK SHARING AGREEMENT WITH VIVO

- ✓ 2G network switch-off: technical solution defined, **pilot tests started, rollout expected in 3Q**
- ✓ 3G/4G expansion: reaching **730 cities**, expected to 1H
- ✓ Full single grid: **pilot tests in 50 cities starting in April**, full potential of 1.6k cities

OPEN RAN AND THE OPEN FIELD PROGRAM

- ✓ Partnership with INATEL and TIP to conduct **field tests on a live network in planning / implementation phase**
- ✓ **Development and validation of open and unbundled technologies (Open RAN, DCSG, and others)**

UNPLUGGED SITES

- ✓ **4G coverage to remote areas with a solar-based solution** for energy supply
- ✓ **Up to 3,000 sites to be installed by 2025**

Pandemic accelerated caring projects

TAIS: AI ASSISTANT

- ✓ **18% reduction of human interactions on the contact center** since implementation

NEW COGNITIVE IVR:

- ✓ **>22 mln calls in 2020**
- ✓ **~34 mln calls expected for 2021**

TIM.X TOOL

- ✓ **Simplified dashboard** for caring systems **supported by Google Cloud with reduction of time of customer interaction**
- ✓ Ongoing implementation and **expected to attend full operation in Mar/21**

Journey to cloud and new architecture

- ✓ **First Brazilian operator to migrate Siebel to cloud:** better performance and agility in the customer care processes (productivity improvement from 20% to 35%)
- ✓ Offer catalogue creation: **~80% time reduction to launch new products** (Oi's customers will be onboard under this new infra)

Digital Transformation: Unlocking Efficiency With Customer Empowerment

CUSTOMER CARE
4% of total Opex[1]

Digitalization as an important factor to sustain CEX

Meu TIM App
(# of unique users)



+12%
2019
2020

Human Interactions
(# of incoming calls)



-36%
2019
2020

BILLING AND COLLECTION
3% of total Opex[1]

Expanding our multi-channels

pix

First telco to launch payments by PIX

>120k payments in the first month

>0,5 mln payments by February

At least **70%** reduction in collection costs after PIX adoption

E-Payment Adoption
(% of total billed; 2020)



75%
+10 p.p. YoY

New features and systems' adjustments generating results

E-Billing
(# of postpaid subscribers)



+18%
2019
2020

E-Billing Adoption
(% of postpaid subscribers; 2020)



77%
+11 p.p. YoY

PREPAID RECHARGES
4% of total Opex[1]

Improving recharges through Meu TIM app

Recharges via App
(# of recharges)



+30%
2019
2020

E-Recharges Adoption
(% of sell-out; Dec-20)



45%
+7 p.p. YoY

CUSTOMER ACQUISITION
7% of total Opex[1]

Digital sales channels gained relevance when stores were closed due COVID-19

(2020 YoY)

+32% Postpaid e-Sales
Penetration: +2 p.p.

+2% Control e-Sales
Penetration: +13 p.p.

+11% TIM Live e-Sales
Penetration: +1 p.p.

10.5% of average annual opex reduction over the past 2 years
(*versus* -7.8% of total opex)

1) Opex in 2020 normalized for the effects detailed in slide 2, including the impacts from the adoption of the IFRS 16.

High-Delivery on Efficiency Continues to Be a Key Driver to Maintain a Solid EBITDA with Margin Expansion

Opex
(R$ mln)


2020
1,004 605 2,613 756 3,010 354 553 8,896
-0.2% +4.9% +12.8% -18.9% -10.3% +8.1% -26.1%
-4.0%
2019
1,005 577 2,316 932 3,357 328 748 9,263
Personnel G&A Network & Interconnection COGS Selling & Marketing Other Bad Debt
+1.0% YoY in 4Q20 – below inflation, even with the economy reopening (vs IPCA³ 4.5%)

Collection Curve
(% of total billed)


+2.3 p.p.
>90%
+2.3 p.p.
Jan-19 May-19 Sep-19 Jan-20 May-20 Sep-20
61-90 days
91-120 days

- → **2.3% bad debt over Total Gross Revenues in 2020**
- → **Sustainable performance in Collection** enabled a **continuous improvement of Bad Debt** through a tough year
- → **Collection curve reaching a stability trend** after a recovering cycle

EBITDA[1] and Margin[1] Performance
(R$ mln)


Highest Margin in TIM's history and the best in the market.
50.4%
50.9%
+3.0%
2,311
2,380
4Q19
4Q20
EBITDA margin closed the year above our guidance for 2022.
46.7%
48.5%
+3.2%
8,114
8,372
2019
2020

EBITDA Margin[1] (Pro-forma[2])
(%)


33.5%
36.6%
38.5%
39.8%
40.9%
2016 2017 2018 2019 2020

750 bps of expansion in the last 5 years

EBITDA[1] – Capex (Pro-forma[2])
(R$ mln)


728
1,801
2,662
2,948
3,121
2016 2017 2018 2019 2020

43.9% CAGR

1) EBITDA and Opex normalized for the effects detailed in slide 2; 2) Pro-forma excludes the effects of the adoption of IFRS 9, 15 and 16; 3) Last twelve months IPCA as of December 2020.

Consistently Strengthening the Financial Performance and Shareholder Remuneration, Despite the Challenging Year

Net Income[1]
(R$ mln)


1.906
-1.8%
1.871
4Q
918
+13.0%
1,038
3Q
493
-20.9%
390
2Q
342
-21.8%
267
1Q
+15.5%
175
2019
2020

Operating Free Cash Flow
(R$ mln)

Future impact of ~R$ 490 mln related to 2020 Anatel fees (postponed TFF).


3,290
258
-38
1,100
4,610
+40.1%
OFCF 2019
Δ EBITDA
Δ Capex
Δ Working Capital
OFCF 2020

Interest on Capital and Dividends Declared
(R$ mln)


3.2x
339
953
995
1,083
2017
2018
2019
2020

Net Debt-AL[2]
(R$ mln)


-1,109
-2,767
2019
2020
Net Debt-AL / EBITDA-AL
-0.17x
-0.42x

Cash Position[3]
(R$ mln)


2,939
4,646
2019
2020

Strong cash position preparing to fund the acquisition of Oi's mobile assets

1) EBITDA and Working Capital normalized for the effects detailed in slide 2; 2) Net Debt-After Leasing does not consider any current and non-current leasing liabilities; 3) Cash, Cash equivalents and short-term investments.

M&A Transactions Evolving According to Plan, Ready to Make 2021 a Transformational Year

Oi mobile assets UPI auction results recap

Closing the Historical Gap | **+49** MHz | **+7.2k** | **+14.5** mln


Spectrum (national average of MHz)
TIM
117
49
166
Claro
177
177
Vivo
149
43
192
Pre deal
Deal addition


Spectrum per Subscriber Post-deal[1]
TIM
2.53
Claro
2.44
Vivo
2.18

Additional Info:

- The offerors **pre-notified CADE** in November
- Filed petition for **prior approval with Anatel** on December 31
- Signing on January 28th
- **Formal CADE notification** on February 8th
- Deal to be **funded with local debt and cash generation**

Synergies framework: 3 sources

Infrastructure	Customer Base	Market
Opex, Capex and Leasing avoidance and reduction	SG&A / overall opex reduction / dilution	Structural churn reduction with washing machine effect declining

FiberCo coming up next…

- **SPE already created**
- Final phase of project, **formal proposals being analyzed**
- The **signing** is expected for **1Q21**

More information on special projects at the 3-year plan release.

1) Total post-deal spectrum per 1 mln post-deal subscribers.

Committed to Keep Leading an ESG Transformation

Environmental

Initiatives to improve energy efficiency and to become carbon neutral.

	2020	2025 / 2030	Target
Eco-efficiency in data traffic	64%	2025	+75%
Indirect emissions	-30%	2025	-70%
Carbon neutral	-27%	2030	0 CO_2e

34 renewable energy power plants

64% of energy from renewable sources

ICO2 B3

B3 index of companies committed to the climate change agenda

CDPR Index

New Climate Resilience Index ICDPR-70

Social

Develop new capabilities and engagement to maintain leadership.

KPIs 2020 (employees)	Target	Result
Engagement	> MQ3	P90[1]
Trained on ESG culture	> 95%	99%
Trained on digital capabilities	> 1.000	1,486

New internship program promoting diversity and inclusion

TIM talks EXPERIENCE

Annual training series for employees, now shared with society

Instituto TIM

Governance

Fairly balance all stakeholders' interests.

New ESG Committee

Top 10 B3's companies in % of women on the Board

Teva Índices ESG Mulheres no Conselho®

TIMS B3 LISTED NM

Since 2011

EMPRESA PRÓ ÉTICA

1st and unique Telco

Launch of the DPO channel, designated to respond complaints about data privacy

1st in the survey on internet providers' policies for data protection[2]

ISE B3

13 years in a row, reaching our highest score in 2020

One of the best ranked stocks in the new B3 and S&P ESG index

Long-term targets to be updated at the 3-year plan release.

1) P90: TIM positioned in the top 10% of Brazilian best companies in engagement survey following defined metrics and benchmarks; 2) Brazilian version of the *Who has your back?* Study that analyzes the adoption of good data privacy and protection practices.

Continuous Value Creation Process, Responding to Short-Term Challenges While Building the Future

FROM VOLUME TO VALUE

- ✓ **Portfolio innovation**: gamification, content marketplace, and new partnerships
- ✓ Active **base management** to balance customer usage and payment capacity
- ✓ Enjoying **new momentum in B2B (Top Clients)**

COST DISCIPLINE AND EFFICIENCY

- ✓ Acceleration of digitalization: **new capabilities for CEX processes**
- ✓ **Smart approach to infra projects with ambitious goals**: *4G in all cities by 2023*
- ✓ Rational and agile approach to **address immediate needs: bad debt**

NEW SOURCES OF REVENUES

- ✓ Paving the way to a **relevant contribution to growth in 2-3 years**

OPPORTUNITIES TO UNLOCK VALUE

- ✓ **Corporate structure simplification**
- ✓ **Network sharing agreement** with Vivo
- ✓ **Fixed broadband spin-off to accelerate expansion**
- ✓ **Rational approach to engage the mobile consolidation** process

3-year plan update on Feb 23rd.

GUIDANCE METRICS	SHORT-TERM TARGETS	2020 RESULTS
Expand Cash Generation	EBITDA-Capex: **Mid single digit YoY**	**+5.2% YoY**
	% on Net Revenues: **>20%**	**25.9%** *2022 target delivered*
Infrastructure Development	Capex on Net Revenues: ***Low 20's***	**22.5%**
Improve Profitability	EBITDA Growth: **Mid single digit YoY**	+3.2 YoY *2022 margin delivered*
Revenue Growth Sustainability	Service Revenues Growth: **Mid single digit YoY**	+0.4% YoY

Reassessed due to the pandemic outbreak